Exhibit 99.(d)(ii)(a)(ii)

AMENDMENT TO SUB-ADVISORY, SUB-ADMINISTRATION AND

ACCOUNTING SERVICES AGREEMENT

This Amendment to the Sub-Advisory, Sub-Administration and Accounting Services Agreement (the “Amendment”) is made and entered into as of January 1, 2013, by and between RS INVESTMENT MANAGEMENT CO. LLC (“RS”) and GUARDIAN INVESTOR SERVICES LLC (“GIS”).

WHEREAS, RS, GIS, and RS Variable Products Trust (solely with respect to Section 13 of the Agreement) have entered into a Sub-Advisory, Sub-Administration and Accounting Services Agreement dated October 5, 2006 (the “Agreement”), pursuant to which GIS renders advice and services to the series of the Trust listed on Annex A to the Agreement and performs such other services as described in the Agreement; and

WHEREAS, RS and GIS wish to amend Section 12 and Annex A of the Agreement, effective as of January 1, 2013;

NOW THEREFORE, RS and GIS, for and in consideration of the premises and mutual agreements contained herein, hereby agree as follows:

1. Section 12 of the Agreement is amended and restated in its entirety as follows:

Section 12. Compensation.

In consideration of the services provided by GIS under this Agreement, RS will pay GIS monthly fees for each Covered Portfolio in an amount equal to the applicable percentage set forth on Annex A of all fees due from such Covered Portfolio to RS for such month under the Advisory Agreement prior to any reductions as a result of any voluntary or contractual fee waiver observed or expense reimbursement borne by RS with respect to that Covered Portfolio for such period; provided that the monthly fee due hereunder to GIS in respect of a Covered Portfolio shall be reduced in the same proportion as the fee due to RS from the Covered Portfolio for such period as a result of any voluntary or contractual fee waiver observed or expense reimbursement borne by RS in respect of the Covered Portfolio to which GIS has agreed. Monthly fees shall be due within ten (10) days after the end of the month to which the payment relates, or, if later, within five (5) days after the receipt of payment by RS of the corresponding fees from the Covered Portfolio in question. RS shall not be required to make any payment hereunder in respect of services rendered by GIS relating to any Covered Portfolio for any period unless and until RS has received payment under the Investment Advisory Agreement in respect of such Covered Portfolio for such period.

2. Annex A to the Agreement is amended and restated in its entirety as set forth on Annex A attached hereto.

3. All defined terms and definitions in the Agreement shall be the same in this Amendment, except as specifically revised by this Amendment.

Exhibit 99.(d)(ii)(a)(ii)

4. This Amendment shall be effective as of January 1, 2013. Except as expressly provided in this Amendment, the terms and provisions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed in its name and on its behalf by its duly authorized officer as of this 1st day of January, 2013.

RS INVESTMENT MANAGEMENT CO. LLC

By:	/S/ MATTHEW H. SCANLAN
Name:	Matthew H. Scanlan
Title:	Chief Executive Officer

GUARDIAN INVESTOR SERVICES LLC

By:	/S/ THOMAS G. SORELL
Name:	Thomas G. Sorell
Title:	Executive Vice President and
Chief Investment Officer

Exhibit 99.(d)(ii)(a)(ii)

AMENDED AND RESTATED

ANNEX A

Covered Portfolios / Fee Schedule

Effective as of January 1, 2013

Set forth below are the specific percentages that apply to each Covered Portfolio in calculating the compensation to be paid to GIS under Section 12 of this Agreement.

Covered Portfolio
RS S&P 500 Index VIP Series	28%
RS Investment Quality Bond VIP Series	28%
RS Low Duration Bond VIP Series	28%
RS High Yield VIP Series	28%
RS Money Market VIP Series	28%